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                                               Wells Fargo Funds Management, LLC
                                                   525 Market Street, 12th Floor
                                                         San Francisco, CA 94105

                                December 1, 2006

VIA EDGAR

U.S. Securities & Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Wells Fargo Funds Trust
          SEC  File Nos. 333-74295; 811-09253

Ladies/Gentlemen:

     In connection with the registration of Wells Fargo Funds Trust (the "Trust") as an investment company under the Investment Company Act of 1940 (the "1940 Act"), and the issuance of shares by it under the Securities Act of 1933 (the "1933 Act"), we are transmitting herewith for filing the Trust's Post-Effective Amendment No. 104 to its Registration Statement under the 1933 Act and Amendment No. 105 under the 1940 Act on Form N-1A.

     This Post-Effective Amendment No. 104 is being filed to bring up to date the audited financial information as of the fiscal year ended July 31, 2006, for the Wells Fargo Advantage Large Cap Stock Funds.

     In accordance with the provisions of Paragraph (b) of Rule 485, we are not aware of any disclosures that would render it ineligible to become effective under paragraph (b) of Rule 485.

     Thank you for your attention to this matter. If you have any questions, please contact me at (415) 947-4805.

                                                   Sincerely,

                                                   /s/ Lawrence S. Hing
                                                   --------------------
                                                   Lawrence S. Hing
                                                   Senior Counsel